ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

February 13, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

[redacted]

08000790

COLIN JOHN HARPER
Company Secretary

PROCESSED
FEB 22 2008
THOMSON
FINANCIAL

Lodgement with Australian Stock Exchange:
13 February 2008 (ASX: Announcement & Media Release – Drilling Update)

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1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

13 February 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE

DRILLING UPDATE

DRILLING COMMENCES: WEI 6-12E-1 EXPLORATION WELL BEIBU GULF BLOCK 22/12 OFFSHORE CHINA

We have been advised by the operator, ROC Oil (China) Company, that as at noon (local time) on 12 February 2008, the Premium "*Murmanskaya*" jack-up rig commenced drilling the Wei 6-12E-1 exploration well, on a stratigraphic-structural prospect approximately 1.7 kilometres east of the Wei 6-12S-1 oil discovery.

As at 0600 (local time) on 13 February 2008 the current operation was drilling $17^1/_2$" hole to 277 mBRT.

Wei 6-12E-1, the second of the planned three well exploration/appraisal drilling programme in Block 22/12, is expected to reach a Total Depth of approximately 2,520 mBRT by end February 2008.

Participating Interests in Block 22/12 Joint Venture are:

Roc Oil (China) Company	40%. (Operator)
Horizon Oil Limited	30%
Petsec Petroleum*	25%
Oil Australia Pty Ltd**	**5%**

The above interests are subject to Government participation in developments of up to 51%
**a subsidiary of Petsec Energy Ltd **a subsidiary of First Australian Resources*

For information on FAR's drilling activities visit our website at www.far.com.au

END

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au